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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Hanik                 Peter                     P.
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   (Last)               (First)                 (Middle)

   Millennium Petrochemicals Inc.
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                                    (Street)
   11500 Northlake Drive

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   (City)               (State)                 (Zip)

   Cincinnati              OH                   45249
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2. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   October 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

      President and Chief Executive Officer of Millennium Petrochemicals Inc.

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                            V                                    9,689        I         401(k)(1)
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Common Stock $0.01 par value/share    10/9/00        D              10,000       D      15.0625  109,406        D        restricted
                                                                                                                        stock(2)(2A)
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Common Stock $0.01 par value/share                                                                42,012        D         (2A)
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Common Stock $0.01 par value/share    3/03/00        A        V      118          A     13.875                  I         (3)
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Common Stock $0.01 par value/share    3/20/00        A        V      96           A     17.0625                 I         (3)
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Common Stock $0.01 par value/share    3/31/00        A        V      113          A     19.1                    I         (3)(3A)
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Common Stock $0.01 par value/share    3/31/00        A        V      3            A     19.0                    I         (3)(3A)
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Common Stock $0.01 par value/share    4/05/00        A        V      82           A     19.9346                 I         (3)
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Common Stock $0.01 par value/share    4/19/00        A        V      77           A     21.25                   I         (3)
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Common Stock $0.01 par value/share    5/02/00        A        V      82           A     19.9375                 I         (3)
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Common Stock $0.01 par value/share    5/18/00        A        V      74           A     21.875                  I         (3)
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Common Stock $0.01 par value/share    6/05/00        A        V      83           A     19.625                  I         (3)
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Common Stock $0.01 par value/share    6/20/00        A        V      87           A     18.75                   I         (3)
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Common Stock $0.01 par value/share    6/30/00        A        V      25           A     18.85                   I         (3)(3A)
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Common Stock $0.01 par value/share    6/30/00        A        V      28           A     18.8242                 I         (3)(3A)
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Common Stock $0.01 par value/share    6/30/00        A        V      63           A     18.7875                 I         (3)(3A)
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Common Stock $0.01 par value/share    6/30/00        A        V      7            A     18.6875                 I         (3)(3A)
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Common Stock $0.01 par value/share    7/06/00        A        V      86           A     19.0                    I         (3)
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Common Stock $0.01 par value/share    7/19/00        A        V      97           A     16.88                   I         (3)
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Common Stock $0.01 par value/share    8/03/00        A        V      104          A     15.625                  I         (3)
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Common Stock $0.01 par value/share    8/18/00        A        V      105          A     14.5281                 I         (3)
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Common Stock $0.01 par value/share    8/18/00        A        V      5            A     14.8124                 I         (3)
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Common Stock $0.01 par value/share    9/06/00        A        V      93           A     16.8911                 I         (3)
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Common Stock $0.01 par value/share    9/06/00        A        V      4            A     16.8913                 I         (3)
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Common Stock $0.01 par value/share    9/20/00        A        V      106          A     14.6875                 I         (3)
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Common Stock $0.01 par value/share    9/20/00        A        V      5            A     14.6874                 I         (3)
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Common Stock $0.01 par value/share    9/29/00        A        V      1            A     14.742                  I         (3)(3A)
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Common Stock $0.01 par value/share    9/29/00        A        V      13           A     14.75                   I         (3)(3A)
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Common Stock $0.01 par value/share    9/29/00        A        V      76           A     15.5819                 I         (3)(3A)
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Common Stock $0.01 par value/share    9/29/00        A        V      34           A     15.6                    I         (3)(3A)
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Common Stock $0.01 par value/share    9/29/00        A        V      30           A     15.8016                 I         (3)(3A)
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Common Stock $0.01 par value/share    10/4/00        A        V      109          A     15.0                    I         (3)
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Common Stock $0.01 par value/share    10/17/99       A        V      114          A     13.75                   I         (3)
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Common Stock $0.01 par value/share    10/17/00       A        V      5            A     13.7499   18,257        I         (3)
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Common Stock $0.01 par value/share                            V                                    1,447        I         (4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of October 31, 2000, expressed as share equivalents. As of such date, approximately 100% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 23, 1997 and April 22, 1998 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 13,620 shares which will vest on October 8, 2001, (ii) 14,063 shares which will vest in equal installments on December 31, 2000, 2001, 2002, 2003 and 2004, and (iii) 81,721 shares which may be earned in equal installments on December 31, 2000 and 2001 subject to the achievement of performance goals based on value creation formulae, 50% of which may be distributed when earned and 50% of which may be distributed over a five-year period commencing on the date earned.

2A.On October 9, 2000, 13,620 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan. On that date, the Company distributed all such shares to the Reporting Person, and the Company also purchased 10,000 previously vested shares pursuant to Rule 16b-3(e).

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column.

3A.Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

4. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.




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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.